

Mail Stop 4628

December 15, 2015

Clayton W. Williams, Jr.
President and Chief Executive Officer
Clayton Williams Energy, Inc.
6 Desta Drive, Suite 6500
Midland, TX 79705

> **Re:** **Clayton Williams Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 27, 2015**
> **Response letter dated October 23, 2015**
> **File No. 1-10924**

Dear Mr. Williams.:

We have reviewed your filings and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Properties, page 30

Reserves, page 30

1.   We note your response three refers to the reclassification as of December 31, 2014 to unproved of 4.1 MMBOE of PUD reserves initially booked as of December 31,2010. Your 2010 Form 10-K disclosed the 2010 initial strata of PUD reserves booked (on page 29) as 14.4 MMBOE.

It appears 28% (=4.1MMBOE/14.4MMBOE) of these initial PUDs were not developed. This does not agree with your statement in response two, "We have historically viewed our commitment to develop booked proved undeveloped reserves, or PUDs, as a commitment to develop within the five year development horizon from the date of first booking." These results do not comply with the definition of proved oil and gas reserves (Rule 4-10(a)(22) of Regulation S-X) which requires/describes the project to recover proved reserves as "...The project to extract the hydrocarbons must have commenced or the operator must be <u>reasonably certain</u> that it will commence the project within a reasonable time." In part, Rule 4-10(a)(24) describes Reasonable Certainty as "...reasonable certainty means a high degree of confidence that the quantities will be recovered. If probabilistic methods are used, there should be at least a 90% probability that the quantities actually recovered will equal or exceed the estimate. A high degree of confidence exists if the quantity is much more likely to be achieved than not..." The ultimate development of 72% of the PUD reserves booked on 2010 does not appear to comply with Regulation S-X. Given these historical results and your 2013-2015 single digit percent conversion to proved developed status, please explain to us how you intend to develop the PUD reserves you will book as of December 31, 2015. Include annual schedules for the projected PUD volumes drilled, location count, drilling rig count, required PUD development capital and development capital to be incurred. Please address the sources you will employ for this capital.

2.   Expand the disclosure regarding actual and planned development activities to describe, in reasonable detail, the reasons why actual development in a given year varied from previously-disclosed planned development for that year.

<u>Reserve estimation procedures, page 33</u>

<u>Processes and controls, page 34</u>

3.   Information provided in response to prior comment number two from our letter dated September 16, 2015 describes a number of factors that contributed to low PUD conversion rates and a lack of adherence to previously adopted development plans in recent years. In view of these reoccurring factors, expand your disclosure regarding the internal controls used in estimating your reserves to describe the steps taken by management to ensure that there is reasonable certainty of proceeding with your development plans. As part of your revised disclosure, explain how changes in drilling plans factor into the management of your drilling program. Refer to Item 1202(a)(7) of Regulation S-K.

4.   Describe for us the role of senior management and your board of directors in reviewing or approving your annual estimates of proved reserves. As part of your response, explain the extent to which they are made aware that proved reserve estimates for a given year include proved undeveloped reserves that had been scheduled for development in one or more earlier years but had not been developed in accordance with previously adopted development plans.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759, or in his absence, Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489, if you have questions regarding comments on the financial statements and related matters. Please contact Anuja Majmudar, Staff Attorney, at (202) 551-3844, or me at (202) 551-3745, with any other questions.

Sincerely,

/s/ Brad Skinner for

H. Roger Schwall
Assistant Director
Office of Natural Resources